

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2019

James G. Conroy
Chief Executive Officer
Boot Barn Holdings, Inc.
15345 Barranca Parkway
Irvine, CA 92618

>   **Re: Boot Barn Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2018**
>   **Filed May 16, 2018**
>   **File No. 001-36711**

Dear Mr. Conroy:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Beverages, Apparel and Mining